European Sustainable Growth Acquisition Corp.

37 Arch Street, 3rd Floor

Greenwich, CT 06830

January 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	European Sustainable Growth Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed January 4, 2021
File No. 333-251888

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, European Sustainable Growth Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, January 21, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Pieter Taselaar
Pieter Taselaar
Chief Executive Officer

cc:	Reed Smith LLP Graubard Miller